Exhibit 99.1
MPEL Announces Second Quarter 2008 Earnings
New York, August 14, 2008 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (“MPEL”), a developer and owner of casino gaming and entertainment resort facilities, today reported its unaudited financial results for the second quarter and six months ending June 30, 2008.
For the second quarter of 2008, net revenue was US$384.6 million, up from US$45.1 million for the comparable period ending June 30, 2007. The revenue increase was primarily driven by a full quarter of substantially improved operating performance at Crown Macau, which opened during the second quarter 2007.
Adjusted EBITDA(1) was US$36.1 million for the second quarter of 2008, up from a loss of US$14.9 million in the second quarter of 2007.
The Company recorded a net loss for the second quarter of 2008 of US$5.7 million, or US$0.01 per ADS, compared to a net loss of US$69.2 million, or US$0.17 per ADS, in the second quarter of 2007.
Crown Macau 2Q Results
For the quarter ending June 30, 2008, net revenue at Crown Macau was US$361.1 million versus US$26.0 million in the quarter ending June 30, 2007. Crown Macau generated adjusted EBITDA of US$40.1 million in the second quarter of 2008 compared with a loss of US$14.9 million in the second quarter of 2007. Crown Macau’s adjusted EBITDA margin on net revenue for the second quarter of 2008 was 11%.

Rolling chip volume totaled US$18.5 billion for the second quarter of 2008, up from US$1.0 billion in the second quarter of 2007. The rolling chip table games hold percentage in the second quarter of 2008 (calculated before discounts and commissions) was 2.7% versus 2.4% recorded in the second quarter of 2007.
Going forward we are modifying our target rolling chip hold percentage from 2.7% to 2.85%, which better reflects the life-to-date performance of our rolling chip operations since the commencement of material rolling chip volumes at Crown Macau. Our decision to modify our target rolling chip hold percentage going forward brings us in line with the third party consensus view and we believe that this target rate will become the normalized rate for the market as a whole in the future.
Lawrence Ho, Chief Executive Officer and Co-Chairman of MPEL, commented, “Competition for rolling chip business in Macau during the second quarter became a lot more aggressive, with higher commission rates and a significant expansion in the facilities being offered by concessionaires to junket operators. Crown Macau, the first of our three property developments planned for Macau, is strategically skewed towards the rolling chip segment of the market and has successfully held its position as the highest volume rolling chip property in Macau during the second quarter of 2008. Notwithstanding the increased competition for business in the market during the first half of 2008, rolling chip volumes at the property have remained relatively stable throughout the first half of 2008 and on a theoretical hold basis, Crown Macau's second quarter was almost exactly in line with the first quarter of 2008.

“The sequential decrease in quarterly 2008 financial performance at Crown Macau is mostly attributable to the hold rate of 2.7% which was much lower than the 3.1% recorded in the first quarter 2008. We are optimistic that our profitability and competitive advantage in the market will be enhanced with the junket operator commission cap currently being proposed by the Macau government and targeted for implementation in the near future.
“We remain firm in our view that Macau’s future as the gaming capital of Asia is assured. This market is still in its infancy stage of development and one of the characteristics of a nascent market is rapid-fire change. In this dynamic environment, we will continue to develop innovative strategies to aggressively defend Crown Macau’s position as the market leader in the rolling chip segment.”
In the mass market table games segment, drop (non rolling chip) totaled US$93.4 million in the second quarter of 2008, up from US$54.0 million generated in the second quarter of 2007. The mass market table games hold percentage was approximately 14.7% in the second quarter of 2008, below our expected range for mass market table games hold percentage of 16% - 18%. The mass market table games hold percentage for the second quarter of 2007 was 13.3%.
Gaming machine handle (volume) was US$50.3 million and gaming machine revenue was US$4.1 million in the second quarter of 2008, up from US$1.8 million in the second quarter of 2007.
Total non-gaming revenue at Crown Macau in the second quarter of 2008 was US$9.7 million, up from US$1.7 million in the second quarter of 2007. Occupancy per available room in the second quarter of 2008 was 97% and the average daily rate was US$236 per occupied room; prior period room statistics are not comparable.
Mocha Clubs 2Q Results

Net operating revenue from Mocha Clubs totaled US$22.3 million in the second quarter of 2008, up from US$19.1 million in the second quarter of 2007.
Mocha Clubs generated US$5.9 million of adjusted EBITDA in the second quarter of 2008, which compares with US$4.5 million in the second quarter of 2007. The second quarter 2008 adjusted EBITDA margin increased to 26.4% from 23.5% reported in the second quarter of 2007.
The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,070 across six locations in the second quarter of 2008. Average net win per gaming machine per day increased to US$228 in this period from US$223, as compared with the same period in 2007.
Other Factors Affecting Earnings
Total non-operating expenses for the second quarter of 2008 were US$1.6 million, which included US$0.8 million in interest income and US$0.5 million in net foreign exchange gains, less other non-recurring finance costs of US$3.5 million. Capitalized interest during the second quarter of 2008 totaled US$9.0 million. Pre-opening expenses related to the development of City of Dreams were US$3.7 million for the second quarter of 2008. Corporate expenses and other costs totaled US$9.9 million in the second quarter of 2008, which included approximately US$4.0 million of non-recurring costs. Total stock based compensation costs for MPEL were US$1.8 million in the current quarter.
Depreciation and amortization costs of US$34.7 million were booked in the second quarter of 2008, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.6 million was related to the amortization of land use rights.
Financial Position and Capital Expenditure

The Company’s balance sheet remains strong. Cash and cash equivalents as of June 30, 2008, totaled US$763.0 million. Total outstanding debts at the end of the second quarter were US$615.9 million, consisting of US$500.2 million from the drawdown of the first tranche of our US$1.75 billion banking facilities and US$115.6 million in loans from MPEL’s two major shareholders. Total debt to shareholders’ equity ratio as of June 30, 2008 was 25%.
Capital expenditures for the second quarter of 2008 were US$307.5 million, essentially all of which were attributable to the development of City of Dreams.
Six Month Results
For the six month period ending June 30, 2008, the Company reported revenue of US$867.5 million versus US$65.4 million in the six month period ending June 30, 2007. The year over year revenue increase was driven by improved operating performance at Crown Macau and a full quarter of operations at Crown Macau, which opened in May 2007.
The Company reported net income of US$37.5 million for the first half of 2008, compared to a net loss of US$96.4 million for the first half of 2007. Net income per ADS for the first half of 2008 was US$0.09, compared to a net loss per ADS of US$0.24 for the comparable period.
City of Dreams Update
We estimate that approximately 93% of the hard costs associated with phases one and two of the project have now been let out to sub-contractors. All four hotel towers have topped out and interior fit out work is well underway.
On August 13, 2008, the Macau SAR formally granted a land concession to the Company’s subsidiary Melco Crown (COD) Developments Limited for a 25 year period, renewable pursuant to applicable law for successive periods of 10 years, for a plot of land of 113,325 square meters (28 acres) in Cotai where City of

Dreams is being developed. Pursuant to the terms and conditions of the land concession, the grantee has to pay a premium in the amount of MOP842.1 million (US$105.1 million) (of which a first installment of MOP300.0 million (US$37.4 million) was paid on February 11, 2008 upon final acceptance of the terms and conditions thereof). The remaining balance of the premium shall have to be paid in nine successive biannual installments in the amount of MOP68.0 million (US$8.5 million) each, which includes accrued interest of 5% per annum. The annual rent due under the terms of the land concession is MOP3.4 million (US$0.4 million) during the construction period and MOP7.2 million (US$0.9 million) upon completion of the development.
Drawdowns under our US$1.75 billion senior debt facilities will continue to be subject to satisfaction of various conditions precedent.
Lawrence Ho commented, “As our vision for City of Dreams is further realized in Cotai, we remain confident that we are developing the market-leading, must-see integrated urban casino resort in Macau. We believe that City of Dreams will help to further drive the development of the emerging multi-night stay market in Macau and we believe it will deliver attractive returns for our investors.
“We have successfully accelerated the monthly rate of capital expenditure on City of Dreams through the second quarter of 2008. The first phase of the development remains on schedule to open during the first half of 2009.”
Upon completion, City of Dreams will feature a 420,000 square foot casino, numerous restaurants, retail boutiques, nightclubs, an iconic audio visual attraction, a spectacular Dragone show in a purpose-built theater, as well as the Crown Towers, Hard Rock and twin-towered Grand Hyatt hotels plus an apartment hotel complex which, in aggregate, will deliver a diverse mix of approximately 2,200 guest rooms, suites and villas.
Macau Peninsula Project Update

MPEL has recently negotiated an extension to its agreement to purchase its Macau Peninsula site. This extension provides additional flexibility in the timing for the closing of the transaction and preserves the Company’s ability to complete the transaction through July 2009, subject to various closing conditions. Other than the extension of the completion deadline, all other provisions of the agreement remain in force. There were no fees associated with this extension.
The Company continues to review and develop its plans for the development of the Macau Peninsula project. Those plans are subject to completing the acquisition of the site and certain conditions including meeting applicable Macau regulatory requirements. We believe that the Macau government’s recent policy announcements will not affect this project.
Conference Call Information
MPEL will hold a conference call to discuss its second quarter 2008 financial results on Thursday, August 14, 2008, at 8:30 a.m. Eastern Daylight Time (or 8:30 p.m. Hong Kong time). To join the conference call, please use the dial-in details below:

US Toll Free Number:	1.866.770.7146
US Toll Number (for international callers):	1.617.213.8068
Hong Kong Toll Number:	852.3002.1672
Australia Toll Free Number:	1.800.002.971
UK Toll Free Number:	00.800.280.02002
Passcode:	MPEL
An audio webcast will also be available at http://www.melco-crown.com.
A replay of the call will be available on the same day at 10:30 a.m. Eastern Daylight Time (or 10:30 p.m. Hong Kong Time) until August 21, 2008. To listen to the replay, please use the dial-in details below:

US Toll Free Number:	1.888.286.8010
US Toll Number (for international callers):	1.617.801.6888
Passcode:	72654621

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measure
(1) “Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, stock-based compensation costs, and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. MPEL also presents adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA should not be considered as an alternative to operating income as an indicator of MPEL’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA does not include depreciation and amortization or interest expense and therefore does not reflect current or future capital expenditure or the cost of capital. MPEL compensates for these limitations by using adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. MPEL has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Also, MPEL’s calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
About Melco Crown Entertainment Limited
MPEL is a developer, owner and, through its sub-concession holding company, an operator of casino gaming and entertainment casino resort facilities in Macau. Its first property, Crown Macau (www.crown-macau.com), opened in 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,100 gaming machines in seven locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-crown.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of MPEL.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2008	2007	2008	2007

	(Unaudited)	(Unaudited)(2)	(Unaudited)	(Unaudited)(2)

OPERATING REVENUES
Casino	382,357	44,136	862,047	64,261
Rooms	4,160	102	8,241	102
Food and beverage	4,347	1,776	8,821	2,045
Entertainment, retail and others	1,349	159	2,626	159

Gross revenues	392,213	46,173	881,735	66,567
Less: promotional allowances	(7,599)	(1,050)	(14,253)	(1,152)

Net revenues	384,614	45,123	867,482	65,415

OPERATING COSTS AND EXPENSES
Casino	(319,534)	(35,918)	(695,164)	(47,123)
Rooms	(191)	(102)	(698)	(102)
Food and beverage	(3,459)	(3,074)	(6,815)	(3,274)
Entertainment, retail and others	(302)	(22)	(597)	(22)
General and administrative	(26,858)	(34,064)	(53,776)	(42,969)
Pre-opening costs	(3,735)	(21,036)	(5,709)	(35,276)
Amortization of gaming sub-concession	(14,310)	(14,285)	(28,619)	(28,594)
Amortization of land use rights	(4,573)	(4,248)	(9,174)	(8,503)
Depreciation and amortization	(15,798)	(8,965)	(28,982)	(11,992)

Total operating costs and expenses	(388,760)	(121,714)	(829,534)	(177,855)

OPERATING (LOSS) INCOME	(4,146)	(76,591)	37,948	(112,440)

NON-OPERATING (EXPENSES) INCOME
Interest income, net	769	4,176	5,058	11,616
Other finance costs	(3,475)	—	(6,951)	—
Foreign exchange gain, net	493	1,616	308	2,508
Other, net	598	85	613	147

Total non-operating (expenses) income	(1,615)	5,877	(972)	14,271

(LOSS) INCOME BEFORE INCOME TAX	(5,761)	(70,714)	36,976	(98,169)
INCOME TAX CREDIT	75	1,497	571	1,760

NET (LOSS) INCOME	$(5,686)	$(69,217)	$37,547	$(96,409)

(LOSS) EARNINGS PER SHARE:
Basic	$(0.004)	$(0.057)	$0.028	$(0.080)

Diluted	$(0.004)	$(0.057)	$0.028	$(0.080)

(LOSS) EARNINGS PER ADS:
Basic	$(0.013)	$(0.172)	$0.085	$(0.240)

Diluted	$(0.013)	$(0.172)	$0.085	$(0.239)

WEIGHTED AVERAGE SHARES USED IN (LOSS) EARNINGS PER SHARE CALCULATION:
Basic	1,320,938,904	1,208,043,646	1,320,938,904	1,206,995,096

Diluted	1,323,518,313	1,210,583,556	1,323,269,450	1,209,535,006

(2)	The unaudited condensed consolidated financial statements for 2007 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to current period presentation.

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheet
(In Thousands of U.S. dollars)

	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$763,037	$835,419
Restricted cash	—	298,983
Accounts receivable, net	39,930	49,390
Amounts due from affiliated companies	2,785	—
Inventories	1,905	1,484
Prepaid expenses and other current assets	25,360	15,715

Total current assets	833,017	1,200,991

PROPERTY AND EQUIPMENT, NET	1,444,640	980,241
GAMING SUB-CONCESSION	799,835	828,453
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	19,440	15,832
DEFERRED FINANCING COST	44,239	48,295
DEPOSIT FOR ACQUISITION OF LAND INTEREST	12,853	12,853
LAND USE RIGHTS, NET	438,295	447,468

TOTAL	$3,678,454	$3,620,268

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$5,000	$5,736
Accrued expenses and other current liabilities	492,076	468,236
Income tax payable	1,874	1,560
Amounts due to affiliated companies	1,779	6,602
Amounts due to shareholders	283	1,551

Total current liabilities	501,012	483,685

LONG-TERM DEBT	500,209	500,209
OTHER LONG-TERM LIABILITIES	9,741	11,074
DEFERRED TAX LIABILITIES	20,143	21,286
LOANS FROM SHAREHOLDERS	115,647	114,616
LAND USE RIGHTS PAYABLE	60,857	60,857

SHAREHOLDERS’ EQUITY
Ordinary shares	13,209	13,209
Additional paid-in capital	2,685,349	2,682,125
Accumulated other comprehensive losses	(9,543)	(11,076)
Accumulated losses	(218,170)	(255,717)

Total shareholders’ equity	2,470,845	2,428,541

TOTAL	$3,678,454	$3,620,268

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended June 30, 2008
			Corporate
	Crown	Mocha	and Other	Total

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$27,807	$2,197	$(34,150)	$(4,146)

Pre-opening Costs	—	—	3,735	3,735
Depreciation and Amortization	12,203	3,634	18,844	34,681
Stock-based Compensation	86	34	1,679	1,799
Marketing Expense Relating to Crown Macau Opening	—	—	—	—

Adjusted EBITDA	$40,096	$5,865	$(9,892)	$36,069

	Three Months Ended June 30, 2007
			Corporate
	Crown	Mocha	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(44,748)	$1,730	$(33,573)	$(76,591)

Pre-opening Costs	20,764	—	272	21,036
Depreciation and Amortization	6,511	2,732	18,255	27,498
Stock-based Compensation	—	—	1,533	1,533
Marketing Expense Relating to Crown Macau Opening	2,500 (3)	—	9,081	11,581

Adjusted EBITDA	$(14,973)	$4,462	$(4,432)	$(14,943)

(3)	Marketing expenses related to the Crown Macau opening are allocated to Crown Macau in accordance with the property budget as set at the end of 2006

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net Loss
(In Thousands of U.S. dollars)

	Three Months Ended
	June 30,
	2008	2007
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$36,069	$(14,943)
Pre-opening Costs	(3,735)	(21,036)
Depreciation and Amortization	(34,681)	(27,498)
Stock-based Compensation	(1,799)	(1,533)
Marketing Expense Relating to Crown Macau Opening	—	(11,581)

Interest and Other Non-Operating (Expense) Income, Net	(1,615)	5,877
Income Tax Credit	75	1,497

Net Loss	$(5,686)	$(69,217)

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Six Months Ended June 30, 2008
			Corporate
	Crown	Mocha	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$94,146	$5,395	$(61,593)	$37,948
Pre-opening Costs	—	—	5,709	5,709
Depreciation and Amortization	22,474	6,890	37,411	66,775
Stock-based Compensation	166	65	2,826	3,057
Marketing Expense Relating to Crown Macau Opening	—	—	—	—

Adjusted EBITDA	$116,786	$12,350	$(15,647)	$113,489

	Six Months Ended June 30, 2007
			Corporate
	Crown	Mocha	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(61,423)	$5,983	$(57,000)	$(112,440)
Pre-opening Costs	34,589	—	687	35,276
Depreciation and Amortization	8,085	5,388	35,616	49,089
Stock-based Compensation	—	—	3,183	3,183
Marketing Expense Relating to Crown Macau Opening	2,500 (3)	—	9,081	11,581

Adjusted EBITDA	$(16,249)	$11,371	$(8,433)	$(13,311)

(3)	Marketing expenses related to the Crown Macau opening are allocated to Crown Macau in accordance with the property budget as set at the end of 2006

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net Income (Loss)
(In Thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2008	2007
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$113,489	$(13,311)
Pre-opening Costs	(5,709)	(35,276)
Depreciation and Amortization	(66,775)	(49,089)
Stock-based Compensation	(3,057)	(3,183)
Marketing Expense Relating to Crown Macau Opening	—	(11,581)

Interest and Other Non-Operating (Expense) Income, Net	(972)	14,271
Income Tax Credit	571	1,760

Net Income (Loss)	$37,547	$(96,409)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Crown Macau
Average number of table games	250	184	246	184
Average number of gaming machines	187	518	214	518
Period end number of table games	253	219	253	219
Period end number of gaming machines	166	538	166	538
Table games win per unit per day (2)	$22,662	$3,418	$25,314	$3,418
Gaming machines win per unit per day (3)	$240	$70	$203	$70
Average daily rate (4)	$236	$177	$234	$177
Occupancy per available room	97%	33%	94%	33%
Revenue per available room (5)	$229	$64	$221	$64

(2)	table games win per unit per day is shown before discounts and commissions

(3)	gaming machines win per unit per day is shown before deducting cost for slot points

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available